

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

September 8, 2017

Via E-mail
Tito Botelho Martins Junior
Chief Executive Officer
VM Holding S.A.
26-28 rue Edward Steichen
L-2540, Luxembourg
Grand Duchy of Luxembourg

>   **Re: VM Holding S.A.**
>   **Draft Registration Statement on Form F-1**
>   **Submitted August 14, 2017**
>   **CIK No. 0001713930**

Dear Mr. Martins:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1.   The draft 43-101 technical reports for the Atacocha and El Porvenir properties do not appear consistent. Please review and correct your filing, if necessary, and provide updated reports for these properties.

2.   We note the names of the authors of the technical reports included in the Appendix to the prospectus. Please file the consents of these individuals as exhibits to the registration statement, if you continue to include these names in your disclosure.

Organizational Chart, page 15

3.   We note that Votorantim Metals GmbH is listed as a 100% subsidiary in your organizational chart on page 15. We also note your disclosure on page iii that the company is now named "Votorantim GmbH." Please revise. Additionally, please include the entity in your principal subsidiary description on page 116 or advise.

Use of Proceeds, page 58

4.   Please provide the amount of proceeds intended to be used for each purpose stated. See Item 4 of Form F-1 and Item 3.C.1 of Form 20-F.

Dividend Policy, page 59

5.   Please clarify how you intend to calculate the 2% market capitalization in order to pay annual dividends.

6.   Please describe in greater detail the risks relating to your ability to pay dividends at the rate identified, including the specific restrictions in your debt and other agreements.

7.   Please describe the Luxembourg law requirements for the legal reserve in greater detail. For example, disclose the amount of distributions available to shareholders based on your reserve as at December 31, 2016 and explain how you calculated this amount.

8.   We note your risk factor on page 51 regarding potential Luxembourg withholding tax on distributions. Please clarify this risk in this section.

Selected Financial Data

Non-IFRS Measures and Reconciliation

Cash Cost and Related Measure, page 67

9.   It appears that your cash cost non-IFRS measures are net of by-product revenues. Please revise the title of this measure in this section and other parts of the filing to clarify that this amount is net of by-product revenues.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 75

Results of Operations, page 88

2016 compared to 2015, page 90

10.   Please clarify the average market prices for the metals that you list in the chart on page 90. Please make corresponding changes to the chart on page 96.

Liquidity and Capital Resources, page 99

11.   Please clarify whether you have historically had sufficient earnings to pay dividends or whether you used borrowings. If applicable, address the potential necessity of using borrowings to fund dividends.

12.   Please discuss your dividend policy to the extent that it is likely to have a material effect on your income from continuing operations, profitability or liquidity.

Glossary of Certain Technical Terms, page 249

13.   Please expand the definitions of "greenfield projects" and "brownfield projects" in your Glossary of Certain Technical Terms on page 249. The current definitions do not adequately explain what qualifies as a "greenfield project" or a "brownfield project" or the significance of such designations.

Audited Combined Consolidated Financial Statements

Combined Consolidated Statement of Changes in Equity, page F-7

14.   Please tell us why you have not provided the changes in equity from January 1, 2014 to December 31, 2014. Refer to Item 8 of Form 20-F.

Notes to the Combined Consolidated Financial Statements

2. Summary of significant accounting policies

2.1 Basis of preparation, page F-13

15.   We note that the consolidated financial statements are presented on a combined basis. Please expand your accounting policy to explain the basis of this presentation.

4 Critical Accounting Policies and Estimates

(f) Determination of Mineral Reserves, page F-33

16.   We note that depletion of mineral reserves is calculated based on extraction, taking into consideration the estimated productive lives of the reserves. Please expand your accounting policy to include the methods and assumptions you used to determine the useful life of the mining properties used in calculating the depletion expense and the amount of depletion expense in the years presented.

5.6 Hedging of net investment, page F-45

17.   You state that on July 1, 2016 the subsidiary VMZ designated as a hedging instrument its debt denominated in US Dollars at an aggregate amount equal to US\$ 720,208 with respect to its investment in the subsidiary VASA.   Please provide us with your accounting analysis of this transaction and cite the authoritative literature used to reach your conclusion.

17 Intangible Assets, page F-56

18.   Please tell us how you computed the 15% average annual amortization/depletion rate for rights to use natural resources considering the \$74 million of amortization and depletion recognized in 2016.

        You may contact Joanna Lam at (202) 551-3476 or Raj Rajan at (202) 551-3388 if you have questions regarding comments on the financial statements and related matters. Please contact George Schuler at (202) 551-3718 if you have questions regarding comments on the engineering related matters. Please contact Michael Killoy at (202) 551-7576 or Brigitte Lippmann at (202) 551-3713 with any other questions.

                                                Sincerely,

                                                /s/ David Link for

                                                John Reynolds
                                                Assistant Director
                                                Office of Beverages, Apparel,
                                                and Mining

cc: Alejandro Canelas Fernandez, Esq.
        Cleary Gottlieb Steen & Hamilton LLP